UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 12, 2005

Commission File Number 000-51457

PERNOD RICARD S.A.

(Translation of registrant’s name into English)

12, place des Etats-Unis, 75783 Paris Cedex 16, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

A description of events affecting the Registrant is set forth in the press release issued by the Registrant on Friday, December 09, 2005, attached hereto as Exhibit 99.1, which is incorporated by reference herein in its entirety.

Exhibit Index:

Exhibit 99.1:

Press release, dated December 9, 2005, regarding Pernod Ricard’s sale of its approximate holding of 51 million shares in BRITVIC plc in connection with the proposed listing of that company on the London Stock Exchange on 14th December 2005.

Exhibit 99.1

PERNOD RICARD SELLS ALL ITS SHARES IN BRITVIC PLC

Paris, 9 December 2005.

Pernod Ricard has today agreed to dispose of its approximate holding of 51 million shares in BRITVIC plc in connection with the proposed listing of that company on the London Stock Exchange on 14th December 2005.

The announced price of 230 pence per share will generate a gross amount of approximately £ 117.3 million (€173.6 million).  Prior to this sale, Pernod Ricard received an exceptional (1) dividend of £ 23.4 million (€ 34.6 million), at the end of November 2005.

Thus, Pernod Ricard will receive close to € 210 million from this disposal which will be used to reduce Group debt.

It should be noted that the investment in BRITVIC plc was acquired by Pernod Ricard as part of the Allied Domecq purchase earlier this year.

In respect of this transaction, Patrick RICARD stated: “the prompt disposal of our minority shareholding, achieved on very good terms, is excellent news and enables us to accelerate the repayment of our debt”.

“All my very best wishes to the new Board and Management of BRITVIC for their continued success and its stakeholders for the new step they are taking today”, he added.

(1) It should be noted that, Allied Domecq received in May 2005 an initial exceptional dividend of
£ 44.9 million (€ 66.5 million).

The securities mentioned herein have not been, and will not be, registered under US Securities Act of 1933 (the “Securities Act”) and may not be offered  or sold in the United States (as such terms are defined in Regulation S under the Securities Act) unless they are registered under the Securities Act or pursuant to an exemption from registration.

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96

Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71

Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE 290 383 913 €

TELEPHONE : 01 41 00 41 00 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943

BOARD OF DIRECTORS’ REPORT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pernod Ricard S.A.
(Registrant)

Date: December 12, 2005	By	/s/ Emmanuel Babeau
Name: Emmanuel Babeau
Title: Finance Director